Energy Fuels Announces Change in Chief Financial Officer

January 14, 2013

Toronto, Ontario and Lakewood, Colorado

Energy Fuels Inc. (NYSE MKT:UUUU) (TSX:EFR) (“Energy Fuels” or the “Company”) today announced that Graham G. Moylan has advised the Company that he will be resigning from his position as Chief Financial Officer effective February 15, 2014, in order to pursue an investment banking opportunity in Toronto. Daniel G. Zang, CPA, the Company’s Vice President, Controller and Chief Accounting Officer will assume the role of interim Chief Financial Officer of the Company upon Mr. Moylan’s departure. Mr. Moylan was appointed the Company’s Chief Financial Officer in September 2012, after having spent approximately 7 years in the investment banking industry and acted as the Company’s primary investment banker from March 2011 until joining as the Company’s CFO.

Mr. Moylan stated, “I am very proud of what my colleagues and I have accomplished over the past few years at Energy Fuels. Notwithstanding the challenges Fukushima posed for the uranium industry and its negative impact on the commodity price and valuations within the sector, Energy Fuels has executed an impressive growth strategy. This growth strategy saw the Company progress from being a relatively small uranium developer to a large domestic uranium producer in the U.S. with extensive holdings of uranium resources and substantial development projects. The Company also raised over $50 million in financing and obtained a listing on a recognized US stock exchange during this time. I would like to thank Stephen Antony and the Board of Directors for providing me with this great opportunity.”

Mr. Zang has many years of experience as Chief Financial Officer, Controller, Chief Accounting Officer and other positions with a number of public and private companies, including Controller and Treasurer of General Moly, Inc. and Vice President and Controller of Cyprus Copper Company, an operating division of Cyprus Minerals Company that earned annual revenues in excess of US$1 billion.

Stephen Antony, the Company’s President and Chief Executive Officer stated, “Dan Zang, who will be stepping in as interim Chief Financial Officer, has a wealth of experience in senior financial positions with mining and other companies, including in the role of Chief Financial Officer for a public company. Mr. Zang’s years of experience in mining operations will benefit the Company as it develops and operates its portfolio of assets during the expected recovery in uranium markets. Mr. Moylan has been instrumental in the Company’s growth and development over the last two years, having played a key role in the Company’s acquisition of Strathmore Minerals Corp. and other strategic and financial initiatives. We see Graham’s new position as an exceptional opportunity, which will also allow Graham to continue to provide financial advice and assistance to the Company as needed, and wish him all the success in the future.”

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the United States. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. ofU3O8per year. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR” and on the NYSE MKT under the trading symbol “UUUU”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the Company’s senior management structure, uranium production and development and uranium markets. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “expects” “does not expect”, “is expected”, “subject to”, “prospective” or “believe”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, or “will be taken”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated December 20, 2012, which is available for review on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.
Curtis H. Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com